Filed by Chicago Mercantile Exchange Holdings, Inc. pursuant to Rule 425 under the Securities Act of 1933, as amended, and deemed filed pursuant to Rule 14a-12 under the Securities

Exchange Act of 1934, as amended.

Subject Company: CBOT Holdings, Inc.

Subject Company’s Commission File No.: 001-32650

This material is not a substitute for the prospectus/proxy statement and any other documents CME and CBOT intend to file with the Securities and Exchange Commission (SEC). Investors and security holders are urged to read such prospectus/proxy statement and any other such documents, when available, which will contain important information about the proposed transaction. The prospectus/proxy statement would be, and other documents filed or to be filed by CME and CBOT with the SEC are or will be, available free of charge at the SEC’s Web site (www.sec.gov) or from Chicago Mercantile Exchange Holdings Inc., Shareholder Relations and Membership Services, 20 South Wacker Drive, Chicago, Illinois 60606, Attention: Beth Hausoul.

CME and its directors, executive officers and other employees may be deemed to be participants in the solicitation of proxies in connection with the proposed transaction. Information about CME’s directors and executive officers is available in CME’s proxy statement, dated March 10, 2006, for its 2006 annual meeting of stockholders. Additional information about the interests of potential participants will be included in the prospectus/proxy statement when it becomes available. This document shall not constitute an offer to sell or the solicitation of an offer to buy any securities, nor shall there be any sale of securities in any jurisdiction in which such offer, solicitation or sale would be unlawful prior to registration or qualification under the securities laws of any such jurisdiction. No offering of securities shall be made except by means of a prospectus meeting the requirements of Section 10 of the U.S. Securities Act of 1933, as amended.

The following is a presentation that CME plans to use in connection with the proposed merger from time to time.

* Name effective upon transaction closing.

Copyright Chicago Mercantile Exchange Inc. All rights reserved.
Discussion of Forward-Looking Statements
Statements in this news release that are not historical facts are forward-looking statements. These statements are not guarantees of future performance and involve risks, uncertainties and assumptions that are difficult to predict. Therefore, actual outcomes and results may differ materially from what is expressed or implied in any forward-looking statements. Among the factors that might affect our performance are:
increasing competition by foreign and domestic competitors, including new entrants into our markets; our ability to keep pace with rapid technological developments, including our ability to complete the development and implementation of the enhanced functionality required by our customers; our ability to continue introducing competitive new products and services on a timely, cost-effective basis, including through our electronic trading capabilities, and our ability to maintain the competitiveness of our existing products and services; our ability to adjust our fixed costs and expenses if our revenues decline; our ability to continue to realize the benefits of our transaction processing services provided to third parties; our ability to maintain existing customers and attract new ones; our ability to expand and offer our products in foreign jurisdictions; changes in domestic and foreign regulations; changes in government policy, including policies relating to common or directed clearing; the costs associated with protecting our intellectual property rights and our ability to operate our business without violating the intellectual property rights of others; our ability to generate revenue from our market data that may be reduced or eliminated by the growth of electronic trading; changes in our rate per contract due to shifts in the mix of the products traded, the trading venue and the mix of customers (whether the customer receives member or non-member fees or participates in one of our various incentive programs) and the impact of our tiered pricing structure; the ability of our financial safeguards package to adequately protect us from the credit risk of our clearing firms; changes in price levels and volatility in the derivatives markets and in underlying fixed income, equity, foreign exchange and commodities markets; economic, political and market conditions; our ability to accommodate increases in trading volume without failure or degradation of performance of our systems; our ability to execute our growth strategy and maintain our growth effectively; our ability to manage the risks and control the costs associated with our acquisition, investment and alliance strategy; industry and customer consolidation; decreases in trading and clearing activity; the imposition of a transaction tax on futures and options on futures transactions;
and seasonality of the derivatives business. More detailed information about factors that may affect our performance may be found in our press release for the merger and our filings with the Securities and Exchange Commission, including our most recent Quarterly Report on
Form 10-Q, which is available in the Investor Information section of the CME Web site. We undertake no obligation to publicly update any forward-looking statements, whether as a result of new information, future events or otherwise.
Additional Information
This material is not a substitute for the prospectus/proxy statement and any other documents CME and CBOT intend to file with the Securities and Exchange Commission (SEC).  Investors and security holders are urged to read such prospectus/proxy statement and any other such documents, when available, which will contain important information about the proposed transaction.  The prospectus/proxy statement would be, and other documents filed or to be filed by CME and CBOT with the SEC are or will be, available free of charge at the SEC’s website
(www.sec.gov) or from CME by directing a request to CME, 20 South Wacker Drive, Chicago, IL 60606, Attention: Shareholder Relations, or
from CBOT by directing a request to 141 West Jackson Boulevard, Chicago, IL  60604, Attention: Investor Relations.
CME, CBOT and their respective directors, executive officers and other employees may be deemed to be participants in the solicitation of proxies from the security holders of CME or CBOT in connection with the proposed transaction.  Information about CME’s directors and executive officers is available in CME’s proxy statement, dated March 10, 2006, for its 2006 annual meeting of stockholders, and information about CBOT’s directors and executive officers is available in CBOT’s proxy statement, dated March 29, 2006, for its 2006 annual meeting of shareholders.  Additional information about the interests of potential participants will be included in the prospectus/proxy statement when it becomes available.  This document shall not constitute an offer to sell or the solicitation of an offer to buy any securities, nor shall there be any sale of securities in any jurisdiction in which such offer, solicitation or sale would be unlawful prior to registration or qualification under the securities laws of any such jurisdiction.  No offering of securities shall be made except by means of a prospectus meeting the requirements of Section 10 of the U.S. Securities Act of 1933, as amended.
NOTE: Unless otherwise noted, all references to CME volume, open interest and rate per contract information in the text of this document exclude
CME’s non-traditional TRAKRSSM
products, for which CME receives significantly lower clearing fees of less than one cent per contract on average, as well as CME Auction Markets™ products.

Copyright Chicago Mercantile Exchange Inc. All rights reserved.
List of slides
20 Product innovation is the hallmark of derivatives
19 Technology Innovation - Monthly Globex ADV
18 Recent Merger Activity - Stated Rationale
16 Investment Banks’ Consortia Involvement
15 Clearing members are global
14 Futures markets are global, not just domestic
13 Exchange-traded derivatives statistics
12 Global derivatives market shares
11 Growth of European exchange-traded derivatives
10 On-Exchange trading across markets
9 Derivatives market growth and size
8 CME/CBOT will be a platform for Innovative Growth
7
Significant User Benefits: Continuing Clearing
Synergies
6 Significant User Benefits
5 CME/CBOT Merger Benefits
4 CME/CBOT merger is a landmark transaction
# Slide
22 Potential for competitive entry and expansion
32 Recent Merger Activity – Stated Rationale, Detailed
Additional Information
31 Conclusion
30 At Issue - Control
29 3 Pillars - Financial Integrity
28 3 Pillars – Transparency
27 3 Pillars - Innovation
26 CFTC Roundtable
Notes from past comments on fungibility to the CFTC
24 Declining trading rates per contract
22 New product volume from derivatives exchanges
21 New product listings from derivatives exchanges
# Slide

Copyright Chicago Mercantile Exchange Inc. All rights reserved.
CME/CBOT merger is a landmark Transaction
Combination will establish the world’s most diverse
global exchange and provide significant value to CME’s
and CBOT’s customers and shareholders
• Solidifies combined company’s status as
the premier global exchange
• Expands presence in attractive derivatives
markets
• Positions combined company for
continued growth
• Creates operational and cost efficiencies
for customers
• $125+ million in estimated annual cost
savings expected to be achieved year two
post closing
• Expected to be accretive to earnings
12 – 18 months post close
• Potential revenue opportunities
• Enhances operating efficiencies
Strategically
Attractive
Financially
Compelling

Copyright Chicago Mercantile Exchange Inc. All rights reserved.
CME/CBOT Merger Benefits
Well-Positioned
in Dynamic,
Competitive
Global Industry
Stronger Base
to Build Core
Derivatives
Business
Accretive
Transaction
Platform for
Product
Innovation and
Growth
Substantial
Benefits
Transaction expected to create value for shareholders of
both companies
Synergy
Opportunities
Significant User
Benefits

Copyright Chicago Mercantile Exchange Inc. All rights reserved.
CME and CBOT customers will benefit from increased
scale, liquidity, product diversification and functionality
Significant User Benefits
Creates operational and cost efficiencies for market users
• Access to distinct products and services on an
integrated platform
• Broad pipeline of innovative new products and
functionality
• Efficiencies through integrated systems and combined
open-auction trading environment
• Seamless continuation of current clearing services,
which secures existing margin benefits for customers

Copyright Chicago Mercantile Exchange Inc. All rights reserved.
• CME/CBOT clearing agreement
Announced in April 2003
Fully operational in January 2004
• Clearing agreement provides substantial savings for our
clearing firms and their customers
$1.6 billion decrease in performance bonds for users
$200 million decrease in security deposits for clearing firms
Combined risk capital pool and generated other operational
efficiencies
Significant User Benefits: Continuing Clearing Synergies

cme
Chicago Mercantile Exchange

FXMarketSpace™
a Reuters | CME Company

SWAPSTREAM
The future of IRS trading

cme
Chicago Mercantile Exchange

Chicago Board of Trade

Copyright Chicago Mercantile Exchange Inc. All rights reserved.
+
CME/CBOT will be a platform for innovative growth
The combined company provides a strong platform for
bringing innovation, broader access and efficiencies to
traditional Over-The-Counter markets
CME Clearing 360
Credit Derivatives
Alternative Markets
•OTC Cash FX trading -
$2 trillion in daily turnover
•FXMarketspace FX cash
and swaps clearing
•Interest rates swaps
clearing
•Trading and clearing for
the $20 trillion
(outstanding) OTC credit
derivatives market
•Trading and clearing of
weather, real estate, and
economic indexes
commonly traded in OTC
markets
•The $250 trillion
(outstanding) interest rate
swaps market

Billions of $'s
$23,774
$111,178
$36,787
$197,167
$57,816
$284,819

Copyright Chicago Mercantile Exchange Inc. All rights reserved.
Derivative market growth and size
OTC derivatives markets are much larger and
growing faster than exchange-traded derivatives
$-
$50,000
$100,000
$150,000
$200,000
$250,000
$300,000
Dec. 2001 Dec. 2003 Dec. 2005
Total Value Outstanding Positions (measured in notional value as of year-end)
Exchange Traded OTC
CAGR 01-05
OTC – 27%
Exchange
Traded – 25%

Copyright Chicago Mercantile Exchange Inc. All rights reserved.
Global Equity Market
87%
13%
Off-Exchange
On-Exchange
Average Daily Volume
Global Derivatives Market
17%
83%
On-Exchange
Off-Exchange
*Sources:Accenture (“Story Waters Ahead: Stock Exchanges are Heading Towards a
Turbulent Future”); BIS, NASD/TRACE,WFE
On-Exchange trading across markets
Equity markets and derivatives differ significantly -
equity exchanges compete with other equity exchanges
while derivatives exchanges compete with the larger
OTC/Off-exchange markets

cme
Chicago Mercantile Exchange

1982
1983
1984
1985
1986
1987
1988
1989
1990
1991
1992
1993
1994
1995
1996
1997
1998
1999
2000
2001
2002
2003
2004
2005
2006

Copyright Chicago Mercantile Exchange Inc. All rights reserved.
Growth of European exchange-traded derivatives
Relative Volume Market Shares between the US and Europe
of Exchange-Traded Futures Products
57%
46%
0%
10%
20%
30%
40%
50%
60%
70%
80%
90%
100%
CME, CBOT, and NYMEX combined volume market share
Euronext, Eurex, LIFFE combined volume market share

Copyright Chicago Mercantile Exchange Inc. All rights reserved.
Global derivative market shares
Regional Market Shares Exchange-Traded
Futures and Options on Futures
(Volume)
US Exchanges
28%
International
Exchanges
72%
Regional Market Shares Exchange-Traded
Derivatives
(Notional Value)
North America,
56%
Europe, 37%
Asia , 7%
All Other Places, 1%
Non-US exchanges have substantial market share and room
for growth, given Asia’s small share (in notional value)
*Source: FIA
*Source: BIS

Copyright Chicago Mercantile Exchange Inc. All rights reserved.
Exchange-traded derivatives statistics
Top 20 Derivatives Contracts by Volume
In millions of contracts*
Contract Jan-Jun 2006   Jan-Jun 2005       % Change
•
Kospi 200 Index Options, KRX 1,208.70 1,069.42 13.0%
•
Eurodollar Futures, CME 244.63 207.85 17.7%
•
Euro-Bund Futures, Eurex 173.30 163.69 5.9%
•
TIIE 28-Day Interbank Rate Futures, Mexder 143.30 66.33   116.0%
•
Eurodollar Options, CME 140.41 92.62 51.6%
•
E-mini S&P 500 Index Futures, CME 129.45 100.63 28.6%
•
10-Year T-Note Futures, CBOT 124.92 113.55 10.0%
•
DJ Euro Stoxx 50 Index Futures, Eurex 108.36 66.63 62.6%
•
Euribor Futures, Euronext.liffe 101.78 85.10 19.6%
•
Euro-Bobl Futures, Eurex 92.71 84.12 10.2%
*excludes contracts based on individual equities
*Source: FIA

Copyright Chicago Mercantile Exchange Inc. All rights reserved.
Futures markets are global, not just domestic
• Eurex/EurexUS
Currency futures
Russell 1000
Treasury futures
• Euronext
Eurodollar
Japanese Government Bond
3 Month Euroyen Tibor
• Nymex
Brent Crude Oil
• ICE/IPE
WTI Crude Oil
• CME
Nikkei 225 (Yen based)
Euroyen
E-Mini S&P Asia 50
E-Mini MSCI EAFE
Non-US dollar fx cross rates
• CBOT
Bund, Bobl, Schatz
• SGX
Eurodollar
Nikkei 225
Japanese Government Bond
Euroyen Tibor and Euroyen Libor
S&P CNX Nifty Index
Futures exchanges compete in domestic and
international markets

cme
Chicago Mercantile Exchange

	✓	✓	✓		✓	✓	✓	✓	✓	✓	✓
	✓	✓	✓	✓	✓	✓	✓	✓			
	✓	✓	✓		✓		✓	✓	✓	✓	
	✓	✓	✓	✓	✓	✓	✓	✓	✓		
	✓	✓	✓	✓	✓	✓	✓	✓			✓
	✓	✓	✓	✓	✓	✓	✓	✓	✓	✓	✓
	✓	✓	✓	✓	✓	✓	✓	✓		✓	✓
	✓	✓	✓	✓	✓	✓	✓	✓	✓	✓	✓
	✓	✓	✓		✓		✓	✓	✓	✓	✓
	✓	✓	✓	✓	✓	✓	✓	✓	✓	✓	✓
	✓	✓	✓	✓	✓	✓	✓	✓	✓	✓	
	✓	✓	✓	✓	✓	✓	✓	✓		✓	✓
	✓	✓	✓	✓	✓	✓	✓	✓	✓	✓	✓
	✓	✓	✓	✓	✓	✓	✓	✓	✓	✓	
	✓	✓	✓	✓	✓	✓	✓	✓	✓	✓	✓

Copyright Chicago Mercantile Exchange Inc. All rights reserved.
Clearing members are global
The largest clearing firms are members of many exchanges/
clearing houses - capable of providing clearing services
globally, for many derivative products
UBS
Morgan Stanley
Merrill Lynch
Man Financial
Lehman Brothers
J.P. Morgan
HSBC
Goldman, Sachs
Fimat
Deutsche Bank
Citigroup
Bear, Stearns
Barclays
Banc of America
ABN AMRO
SFE SGX JSCC Eurex LCH CCorp DTCC NYCC NYMEX OCC CME FIRM
International Domestic
Sources World’s CCP Org.; Web sites; Annual Reports
SGX -Singapore Exchange
SFE - Sydney Futures Exchange
OCC - Options Clearing Corporation
NYCC - New York Board of Trade Clearing Corporation
DTCC - Depository Trust Clearing Corporation
LCH - London Clearing House
CCorp - The Clearing Corporation
JSCC - Japanese Securities Clearing Corporation

Copyright Chicago Mercantile Exchange Inc. All rights reserved.
Investment Banks’
Consortia Involvement
EBS
1
FXAll
BrokerTec¹
BrokerTec
Futures²
Creditex EuroMTS ICE MarketAxess
Mark-it
Partners Swapswire
TradeWeb³
Bank of America
Bear Stearns
Citibank
Credit Suisse
Deutsche Bank
Goldman
JP Morgan
Lehman Brothers
Merrill Lynch
Morgan Stanley
UBS
1  Sold to ICAP
2  Sold to Eurex
3  Sold to Thomson Corporation
Foreign Exchange Fixed Income

Chicago Mercantile Exchange

		✓	✓			✓		
		✓	✓		✓		✓	
	✓		✓	✓	✓		✓	✓
	✓		✓	✓	✓	✓		✓
			✓					✓
		✓	✓			✓	✓	✓
						✓		
			✓	✓		✓	✓	
	✓		✓	✓	✓	✓	✓	✓
	✓		✓				✓	✓
	✓		✓					✓

Copyright Chicago Mercantile Exchange Inc. All rights reserved.
Investment Banks’
Consortia Involvement
Phil.
Stock
Exch.
Chicago
Stock
Exch.
ISE
Stock
Exch.
Boston
Equities
Exch.
National
Stock
Exch.
Arca¹
Brut
Project
Turquoise
Bank of America
Bear Stearns
Citibank
Credit Suisse
Deutsche Bank
Goldman
JP Morgan
Lehman Brothers
Merrill Lynch
Morgan Stanley
UBS
1  Sold to NYSE
Equities

Copyright Chicago Mercantile Exchange Inc. All rights reserved.
Recent Merger Activity –
Stated Rationale
Exchange Transactions
Acquiror Target Stated Rationale Source
CME CBOT Scale
Breadth of products
Cost synergies
10/17/06 CME Press Release
ICE NYBOT Revenue and cost synergies
Complementary customer base
New market access
Electronification of NYBOT products
9/14/06 ICE Press Release
NYSE Euronext Scale
Product diversity
Cost and revenue synergies
Common vision
Minimal regulatory risk
5/21/06 NYSE Press Release
NASDAQ LSE Creates global equity platform
Natural marketplace for international issuers
Scale
Cost synergies
3/10/06 NASDAQ Press Release
IDB Transactions
Acquiror Target Stated Rationale Source
Collins Stewart Chapdelaine Increased North American presence
Increased credit derivative exposure
10/27/06 Collins Stewart Press Release
GFI Amerex Broadens product offering into energy 9/7/06 GFI Press Release
Creditex CreditTrade Scale
Combines electronic and voice brokerage
7/25/06 Creditex Press Release
ICAP EBS Cost synergies
Expands presence in FX
4/21/06 ICAP Press Release

Copyright Chicago Mercantile Exchange Inc. All rights reserved.
0
200
400
600
800
1,000
1,200
1,400
1,600
1,800
2,000
2,200
2,400
2,600
2,800
3,000
3,200
3,400
3,600
3,800
4,000
4,200
4,400
4,600
4,800
Technology Innovation –
Monthly CME Globex ADV
Speed
Upgrade
Remote Data Center
Implied
Spreads
Performance
Upgrade
Capacity
Upgrade
Speed Upgrade
Capacity Upgrade
Flexibility Upgrade
Reliability Upgrade
Implied Spread
Enhancements
2003 2002 2001 2006 2004
(round turns, in thousands)
Eurodollars on
CME GLOBEX –
New
Initiatives
2005
CME Eurodollar
Implied Butterfly
Spreads
New equity option spreads/
RFQ functionality
CME Eurodollar
algorithm enhancement
4,022
Options Functionality
Enhancements
Nov
06

Copyright Chicago Mercantile Exchange Inc. All rights reserved.
Product innovation is the hallmark of derivatives
• CME innovations
Cash-settled contracts like S&P 500 Index Futures and Eurodollar futures
Mutual offset between CME and SGX
TRAKRS futures contracts with Merrill Lynch
Long-dated index futures contracts that can be held through a securities account
Goldman Sachs Commodity Index Excess Return (GSCI ER)
Long-dated index futures that are components of a  trust and basis for a listed security
Rolling Spot FX futures contracts
Derivatives contract designed to mimic the FX cash market
Credit derivative futures
Recently developed event future contracts
• In the OTC market
Interest Rate swaps and swaptions
Credit derivatives - individual and indexes
Structured products like asset backed securities

Copyright Chicago Mercantile Exchange Inc. All rights reserved.
New product by futures exchanges listings …
• CME leads the pack with 106 new contracts listed 1999-2005
• A “listing” for these purposes is a line item on FIA Volume Reports
… although one may count differently than FIA
• E.g., FIA clusters all CME weather contracts as single line item
Source: FIA Volume Reports
106 17 21 13 26 4 10 15 Total
23 5 5 3 3 0 2 5 Options
83 12 16 10 23 4 8 10 Futures
CME
94 24 10 17 15 14 2 12 Total
35 11 3 5 7 5 1 3 Options
59 13 7 12 8 9 1 9 Futures
EUREX
38 1 3 5 4 8 3 14 Total
14 1 2 2 0 3 1 5 Options
24 0 1 3 4 5 2 9 Futures
LIFFE
31 2 5 5 5 10 4 0 Total
3 0 0 2 1 0 0 0 Options
28 2 5 3 4 10 4 0 Futures
CBOT
Total 2005 2004 2003 2002 2001 2000 1999
New product listings from derivatives exchanges

Copyright Chicago Mercantile Exchange Inc. All rights reserved.
112,341,228 100,523,137 75,040,886 56,876,506 33,383,015 11,365,924 863,543
CME ex
TRAKRS
154,800,308 118,679,191 94,961,328 66,658,188 33,383,015 11,365,924 863,543 CME
22,626,167 23,121,026 26,133,088 22,408,485 23,812,255 5,727,592 2,422,103 EUREX
59,128,132 66,816,611 66,637,940 39,933,392 27,424,133 8,624,390 6,425,221 LIFFE
33,536,806 28,520,086 14,376,567 3,720,135 1,339,423 1,334,373 0 CBOT
2005 2004 2003 2002 2001 2000 1999
New product volume of representative exchanges …
Source: FIA Volume Reports
New Product (Futures & Options) Volume by Exchange
0
20,000,000
40,000,000
60,000,000
80,000,000
100,000,000
120,000,000
140,000,000
160,000,000
1999 2000 2001 2002 2003 2004 2005
CBOT
LIFFE
EUREX
CME
CME ex TRAKRS
New product volume from derivatives exchanges

Copyright Chicago Mercantile Exchange Inc. All rights reserved.
Potential for Competitive Entry and Expansion Constrains Pricing
• The threat of groups of large customers shifting trading volumes to alternate exchanges disciplines exchange pricing.
Select large customers account for a sizeable share of trading for major CME and CBOT contracts and can create new exchanges for high volume contracts.
The Commodity Futures Modernization Act of 2000 simplified the regulatory approval process.
• Exchanges have entered and competed to attract liquidity.
Intercontinental Exchange (ICE) was formed by a collection of major dealers in 2000 and acquired the IPE exchange in 2001.  It is now the second largest energy futures exchange.
NYSE has stated its intention to expand into futures exchange business.
• Exchange and clearing facilities are readily available
Electronic platforms are available from third parties, including LIFFE’s CONNECT platform and OM’s Click platform.
Clearing services can be organized by a consortium of customers and are available from such third parties as Eurex Clearing AG, LCH, New York Clearing Corp., OM, Options
Clearing Corp., NYMEX, and The Clearing Corporation.
Both clearing and electronic trading platforms are highly scalable and can be expanded rapidly.
CME effectively doubled the size of its clearing operation after taking on CBOT’s clearing function.
Trading on additional commodities can be readily added to existing trading platforms.

cme
Chicago Mercantile Exchange

RPC
Mar-03
May-03
Jul-03
Sep-03
Nov-03
Jan-04
Mar-04
May-04
Jul-04
Sep-04
Nov-04
Jan-05
Mar-05
May-05
Jul-05
Sep-05
Nov-05
Jan-06
Mar-06
May-06
Jul-06
Sep-06

Copyright Chicago Mercantile Exchange Inc. All rights reserved.
IR Globex Futures ADV and RPC
Rolling 3 Month Avg
$0.500
$0.650
$0.800
$0.950
$1.100
$1.250
$1.400
$1.550
0
200
400
600
800
1,000
1,200
1,400
1,600
1,800
2,000
IR Globex ADV IR Globex RPC
Declining trading rates per contracts

Notes from past comments on fungibility to the CFTC

Copyright Chicago Mercantile Exchange Inc. All rights reserved.
CFTC Roundtable
• In 2002 CME participated in a CFTC Roundtable
discussion of fungibility
Through a written statement submitted in August 2002
Through a presentation to the CFTC later that fall
• CME’s comments focused on 3 pillars
distinguishing futures exchanges that proscribed
fungibility would undermine
Innovation
Liquidity, open access and price transparency
Financial integrity

Copyright Chicago Mercantile Exchange Inc. All rights reserved.
3 Pillars - Innovation
• Diversity of futures contract designs
Securities exist independently and apart from securities exchanges
… stock options were standardized by Put and Call Dealers Association before 1972 introduction of CBOE
BUT …
futures are “constructed products”
that do not exist apart
from futures exchange – invoking intellectual property issues
Futures exchanges attempt to add unique value – products are rarely generic, e.g.,
agencies, swaps
• Innovation key to exchange value proposition and growth
Enforced or proscribed fungibility stifles new product innovation
At worst, it begs question – why innovate?

Copyright Chicago Mercantile Exchange Inc. All rights reserved.
3 Pillars - Liquidity
• Liquidity and price transparency
Futures only have utility if they offer enhanced liquidity
relative to cash or derivative market solutions
But … “liquidity as elusive as it is vital”
Successful futures concentrate activity in open, transparent marketplace, achieving “critical mass” of liquidity
• CME promotes openness and transparency
Price discovery, transparency, open market access and
competition enhanced by centralized liquidity pool

Copyright Chicago Mercantile Exchange Inc. All rights reserved.
3 Pillars - Financial Integrity
• Financial Integrity
Designated Contract Markets are bound by Core Principle 11 of the Commodity Futures Modernization Act of 2000 – to provide for the financial integrity
of its markets
A vertically integrated structure allows CME properly to
discharge that duty
CME has never experienced a default
• Reliability and operating costs
A vertically integrated exchange promotes reliability with
coordinated execution, clearing, settlement

Copyright Chicago Mercantile Exchange Inc. All rights reserved.
At issue - Control
• Issue is actually about control of bid-offer spread
“The majority of [exchange] shareholders are locals whose
interest is in maintaining the grip of … open outcry …
[preventing] … other forms of trading –
such as internalization or
crossing … because of the rules requiring exposure to the floor
[or electronic order book].” – Kevin Davis in CFTC testimony
• Per former SEC Chairman Arthur Levitt …
“Internalization … substantially reduce[s] the opportunity for investor orders to interact … [which] … may hamper price
competition, interfere with … public price discovery, and detract from the depth and stability of the markets”
“Price matching dealers … take advantage of the public price discovery process … but need not contribute to the process of price discovery”
This creates “disincentives for vigorous price competition, which
… could lead to wider bid-asked spreads, less depth, and higher transaction costs … all orders could receive poorer executions”

Copyright Chicago Mercantile Exchange Inc. All rights reserved.
Conclusion
• Motivation behind fungibility and common clearing
The proponents of fungibility and common clearing seek “to
internalize their dealings, take the markets upstairs and exploit the profit from the bid/ask spreads.”
“In doing so, they will no doubt make lots of money, but there will be two fundamental casualties in their wake.”
• Casualties of fungibility
“The first [casualty] will be in the transparency implicit in the exchange-transaction-process … Need we revisit the causes of the
Enron debacle?”
“The second casualty will be that of innovation.  Does anyone here remember the last innovation produced by a utility?”